Mail Stop 4561

September 26, 2007

Via U.S. Mail and Fax (619) 325-0702
Mr. David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, CA 92121

      RE: **Bio-Matrix Scientific Group, Inc.**
            Form 10-KSB for the period ended September 30, 2006
            Filed January 10, 2007
            File No. 0-32201

Dear Mr. Koos:

We have reviewed your response letter dated September 11, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   After reviewing the revisions, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 Financial Statements, page 13

1.   We have reviewed your response to comment 1 and do not agree with your conclusions. Please restate your financial statements as requested by our previous comments and conference call.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief